

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 26, 2009

Mr. Anthony K. Chan
Chief Financial Officer
Zoom Technologies, Inc.
207 South Street
Boston, MA 02111

      Re: **Zoom Technologies, Inc.**
                Item 4.01 Form 8-K
                Filed October 2, 2009
                File No. 0-18672

Dear Mr. Chan:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director